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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F    X        Form 40-F
                                 -----                 -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes                   No        X
                                 -----                 -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes                   No        X
                                 -----                 -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                         Yes                   No        X
                                 -----                 -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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ENDESA Takes Control Over SNET

    NEW YORK--(BUSINESS WIRE)--March 3, 2004--

    -- Agreement with Charbonnages de France to acquire an additional 35% stake in SNET, thus increasing to 65% its interest in the French generator.

    -- Pending authorization from the French Privatization Committee and the European Union competition authorities.

    -- Total price of the transaction, including the 30% stake initially acquired, amounts to EUR 571 million.

    -- This take over implies the accomplishment of ENDESA's targets for the Mediterranean region included in its Strategic Plan.

    ENDESA (NYSE: ELE)has signed an agreement with Charbonnages de France (CDF) to acquire an additional 35% in the French electricity generator SNET, in which ENDESA already owns a 30%.
    According to the agreement, ENDESA, through its subsidiary ENDESA EUROPA, will acquire a 35% stake of SNET once all authorizations from the French Privatization Committee and the EU competition authorities are obtained. Therefore, the final interest in the French generator will rise to 65%, ensuring the control of the company.
    Total price of the transaction, including the 30% stake initially acquired, amounts to EUR 571 million.
    This take over implies the accomplishment of ENDESA's targets for the Mediterranean region included in its Strategic Plan, that together with the 35% stake in Tejo Energia in Portugal and the 51% stake in ENDESA Italia, provides the company with the appropriate size and a significant presence in the region.
    Moreover, in the supply business, ENDESA has more than 625 service points to eligible customers in six European countries, representing an annual consumption over 12,000 GWh. In Portugal, ENDESA, jointly participates with SONAE in SODESA, which currently has a 30% share in the liberalised market; in Italy, Ergon Energia was established in 2003 by ENDESA and its partner in ENDESA Italia, ASM Brescia; in France, ENDESA is the second supplier after EDF while in Germany it has a 0.25% market share in the supply to industrial customers; in Andorra the company supplies 60% of the total electricity imports, representing more than 50% of the total energy consumption.
    ENDESA also has interests in two Portuguese gas distribution companies, Portgas and Setgas, supplying gas in Oporto and other 24 cities in the North of Portugal and in Setubal and other 9 cities in the South of the country, respectively.
    SNET is the second electricity company in France by installed capacity and the third by electric generation. It owns five coal plants amounting to 2,600 MW (2.5% of the French system) that annually produce around 6,500 GWh. Additionally, SNET is also present in Poland through its 61% stake in Biyalistok, a thermal cogeneration plant of 330 MW, and in Turkey through its 50% stake in Altek, a 40 MW hydro power plant.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ENDESA, S.A.

Dated: March 3 , 2004         By: /s/ David Raya______________________
                                --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations